ImmunoPrecise Antibodies Advances Therapeutic Innovation with Groundbreaking Rabbit Antibody Developments

Rabbit B Cell Select® Drives Clinical Breakthroughs in Cancer Treatment

VICTORIA, BRITISH COLUMBIA (CANADA), September 26, 2024 – ImmunoPrecise Antibodies Ltd.(the “Company” or “IPA”) (NASDAQ: IPA), ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today proudly announces the clinical progress achieved with rabbit monoclonal antibodies designed and developed using IPA’s proprietary B Cell Select® platform for the clinical-stage company, OncoResponse Inc. This achievement underscores IPA’s leadership as a Contract Research Organization creating high-quality therapeutic antibodies, while pioneering work in the field of rabbit monoclonal antibody development. These antibodies are rapidly gaining recognition as a unique tool in therapies due to their distinctive properties, advancing into clinical trials aimed at improving patient outcomes.

OncoResponse’s Breakthrough in Cancer Treatment

In a live presentation at the recent PEGS 2024 conference, OncoResponse shared exciting updates on two novel antibodies, OR502 and OR641, both of which were discovered and refined using IPA’s innovative B Cell Select® platform:

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OR502, a novel, humanized anti-leukocyte immunoglobulin like receptor B2 (LILRB2) antibody, has successfully entered Phase I/II clinical trials, showing excellent safety profile, and is being evaluated for efficacy in treating advanced solid tumors. Preclinical models have demonstrated that OR502 is a best-in-class anti-LILRB2 antibody that reverses immunosuppression caused by myeloid cells in the TME.
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OR641, a novel, humanized dual antagonist antibody targeting both LILRB1 and LILRB2, has completed Cell Line Development and is undergoing IND-enabling studies. Preclinical models have demonstrated its superior ability to reverse immunosuppression caused by myeloid and lymphoid cells compared to other anti-LILRB1/2 antibodies.

Driving Antibody Discovery and Design for Clinical Success

IPA’s proprietary B Cell Select® platform has been instrumental in the rapid design and discovery of antibodies that have advanced to clinical stages for numerous clients. By preserving the natural structure of antibodies, IPA’s technology supports optimal functioning of the therapies in a clinical setting. Through comprehensive testing and validation, the process ensures that these antibodies maintain their efficacy and reliability from the lab to the clinic.

"At ImmunoPrecise Antibodies, our mission is not just to develop antibodies, but to redefine what’s possible in therapeutic interventions," said Dr. Jennifer Bath, President and CEO of IPA. "Our innovative platform, built on years of expertise, has consistently delivered antibodies with superior qualities, many of which are now advancing in clinical trials. This reflects our unwavering commitment to innovation and our strategic advantage in the market. We are proud to support our clients in bringing groundbreaking, life-changing treatments to patients around the world, reinforcing the long-term value of our technologies."

Harnessing Rabbit B Cell Technology for Breakthrough Antibody Discovery

The Rabbit B Cell platform, a rapidly advancing technology in therapeutic antibody development, played a pivotal role in the discovery process. This platform excels at generating high-affinity and highly specific rabbit monoclonal antibodies, a demand met with very limited providers in the market.

IPA has successfully utilized their B Cell Select platform in over 200 antibody programs, achieving remarkable success against a variety of targets, including small molecules, peptides, and proteins. The distinctive properties of rabbit antibodies, combined with IPA’s expertise, have consistently led to the development of promising therapeutic candidates. Building on this success, IPA is now offering more complex therapeutic rabbit antibody campaigns as a partnering model, providing companies with greater flexibility in structuring their more complicated programs.

Outlook

The field of rabbit monoclonal antibody (mAb) therapeutics is advancing rapidly, driven by innovations in antibody engineering and humanization techniques. These advancements are making rabbit mAbs increasingly popular for human therapeutic use. The unique properties of rabbit antibodies, combined with IPA’s full-service technologies, such as in silico humanization, indicate a strong potential for more rabbit-derived mAbs to enter clinical trials and achieve approval in the coming years. The distinctive advantages of rabbit antibodies make them a promising foundation for future therapeutic development. As this technology progresses, IPA remains at the forefront, harnessing these innovations to bring new, effective treatments to the clinic, reinforcing our growing leadership in the industry.

Dr. Kamal D. Puri, Chief Scientific Officer of OncoResponse, recognized IPA’s pivotal role in their success, praising the quality and reliability of IPA’s antibody discovery services. “We are thrilled to have worked with IPA to discover our lead therapeutic antibodies. The IPA team’s deep experience and know-how with a battery of customized, high-throughput discovery strategies has played a critical role in the successful discovery of our molecules with unsurpassed speed and efficiency,” said Kamal D. Puri, Chief Scientific Officer of OncoResponse.

About OR502

LILRB2 is an immunoinhibitory receptor expressed on tumor-associated macrophages (TAMs) found in the tumor microenvironment (TME). TAMs inhibit the activity of checkpoint inhibitor

(CPI) therapy and prevent T cells from killing tumors. Blocking the inhibitory activity of TAMs and promoting the activity of tumor-killing T cells reverses inhibition of CPI therapy, potentially leading to more and deeper responses to CPIs in patients. This is the mechanism of OR502, which modulates LILRB2 by blocking its engagement of HLA-G on tumor cells and prevents the suppression of the myeloid cells. Elevated expression of LILRB2 correlates with reduced patient survival in various tumor types. This humanized monoclonal antibody, OR502, targets LILRB2 and blocks the inhibitory activity of TAMs and promotes the activity of tumor-killing T cells, reversing inhibition of CPI therapy.

About OncoResponse

OncoResponse is a clinical-stage, immuno-oncology biotech company developing cancer immunotherapies using clues from the immune systems of Elite Cancer Responders. In a broad strategic alliance with MD Anderson Cancer Center, OncoResponse deploys a proprietary B-cell discovery platform to identify and develop novel antibodies targeting immune cells in the tumor microenvironment. The company’s lead clinical candidate, OR502 is a best-in-class anti-LILRB2 antibody that rescues innate and adaptive immune responses from LILRB2-mediated immune suppression and has entered clinical study in 2023. OR502 clinical studies are being conducted with support from the Cancer Prevention Research Institute of Texas (CPRIT) DP230076. Additional pipeline candidates that modulate suppressive macrophage activity are under development, including OR641, a unique dual anti-LILRB2/1 antagonist antibody that promotes a Th1-like immune response. For more information, please visit www.oncoresponse.com and follow us on LinkedIn and X.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Forward-Looking Statement

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, and clinical readiness or effectiveness of IPA-discovered therapeutics. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, those assumptions include: the continued successful of IPA’s technology in discovering and developing antibodies, timely regulatory approval and acceptance of therapies developed using the Company’s technologies, the potential for partnerships in antibody discovery and development; and the expectation that these technological advancements will drive increased revenue streams and sustained financial growth for the Company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Report on Form 20-F for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Source: ImmunoPrecise Antibodies Ltd.